

March 27, 2014

Via E-mail
Min Chen
Chief Financial Officer
Leju Holdings Limited
15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home
Dongcheng District, Beijing 100022
People's Republic of China

> **Re: Leju Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed March 24, 2014**
> **File No. 333-194505**

Dear Ms. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit Index, page II-5

1.   Please revise your Exhibit Index to include an Exhibit 8.3 for the opinion of Fangda Partners regarding certain PRC tax matters, indicating that the opinion is included in Exhibit 99.2, or separately file the tax opinion as Exhibit 8.3.

Exhibit 99.2

2.   We have reviewed your response to comment 6 of our letter dated March 21, 2014 and Exhibit 99.2 filed with this amendment. We note the statement on page 173 of the prospectus that states, "We believe that Leju Holdings Limited is not a PRC resident enterprise for PRC tax purposes." We further refer to paragraph II.3 of Fangda Partners's opinion letter. Based on these statements and the disclosure set forth under the section "People's Republic of China Taxation," it remains unclear what constitutes counsel's tax

opinion. Please revise. If you elect to use a short-form opinion, please note that the opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the prospectus is the opinion of Fangda Partners, and that disclosure must clearly identify and articulate the opinion being rendered. Please refer to the Division of Corporation Finance Staff Legal Bulletin 19 (Oct. 14, 2011).

3.   We note that the opinion has been provided solely to the company and may not be relied upon by any other person. Please note that investors in the offering are entitled to rely upon the opinion. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom